Mail Stop 0306

      April 25, 2005

VIA U.S. MAIL and FACSIMILE (702) 737-6900


Eric M. Polis
Treasurer and Principal Financial Officer
ASI Technology Corporation
980 American Pacific Drive, Suite 111
Henderson, Nevada  89014

	RE:	ASI Technology Corporation
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 000-06428

Dear Mr. Polis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Statements of Operations - Page F-3
1. Revise future filings to separately state on the face of the financial statements the tax provisions or benefits associated with your discontinued operations. Please note that income or loss from discontinued operations including the gain or loss from disposal of discontinued operations should be reported net of the related taxes.
Refer to paragraph 43 of SFAS 144.

Note 2 - Summary of Significant Accounting Principles and Policies
-
Page F-6
Revenue Recognition - Page F-7
2. For development contract revenues, tell us why you believe that percentage-of-completion method of revenue recognition is appropriate in your circumstances. Describe the significant terms of a typical arrangement in sufficient detail so that we can understand the basis for your policies. In addition, tell us the nature and extent of any post development contract support generally associated with your arrangements and describe the criteria you evaluate in assessing whether that post development contract support is significant. Revise future filings, if material.

Note 3 - Plasma Antenna Technology - Page F-12
3. Supplementally and in future filings provide details of how the gain on sale of discontinued operations was determined.

Note 4 - Investments Securities- Page F-15
4. Provide more details of the initial valuation of the securities received in connection with the sale of the discontinued operations and circumstances that resulted in the significant impairment of these securities in fiscal 2004. Was the initial valuation based on quoted market prices?

Note 11 - Going Concern
5. Revise future filings to provide more specific details of your viable plan of operations that has the capability of removing the threat to the continuation of the business as required by FRC 607.02.
This discussion should be specific with regard to the time frames, funding needs and sources and other matters related to the development of your products or technology. The impact if you are not successful with these efforts should also be addressed. Additional disclosure should also be included in MD&A.
*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me at (202) 942-1791 if you have any questions

							Sincerely,



							Brian Cascio
							Accounting Branch Chief


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Mr. Polis
ASI Technology Corporation
April 25, 2005
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